 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Viano, Janet M. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          EVP, Grp Pres Retail, First Midwest Bank
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					1,992	D
Common Stock					10,631 (1)	I	By Profit Sharing Plan Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Viano, Janet M. - February 20, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$26.2550	02/19/2003		A |	(A) 10,741	varies (2) | 02/19/2013	Common Stock - 10,741		10,741	D
Phantom Stock under NQ Retirement Plan	1-for-1	02/20/2003		A |	(A) 620	Immed. | (3)	Common Stock - 620	$26.1200	2,347	D
Non-Qualified Stock Option (right to buy)	$21.7000					varies (4) | 02/18/2008	Common Stock - 1,833		1,833	D
Non-Qualified Stock Option (right to buy)	$18.5500					varies (5) | 02/17/2009	Common Stock - 2,250		2,250	D
Non-Qualified Stock Option (right to buy)	$18.4000					varies (6) | 02/16/2010	Common Stock - 2,128		2,128	D
Non-Qualified Stock Option (right to buy)	$18.8750					varies (7) | 05/17/2010	Common Stock - 9,694		9,694	D
Non-Qualified Stock Option (right to buy)	$22.5000					varies (8) | 02/21/2011	Common Stock - 10,005		10,005	D
Non-Qualified Stock Option (right to buy)	$28.6950					varies (9) | 02/20/2012	Common Stock - 8,625		8,625	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Andrea L. Stangl, Attorney in-fact 02-21-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Viano, Janet M. - February 20, 2003
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - February 2003

Janet M. Viano
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   Between February 8, 2003 and February 19, 2003 the reporting person acquired 13 shares of First Midwest Bancorp, Inc. common stock under the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan. The information in this report is based on a plan statement dated February 14, 2003.
(2)   The stock option vests in two equal annual installments beginning on February 19, 2005.
(3)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.
(4)   The stock option vests in two equal annual installments beginning on February 18, 2000.
(5)   The stock option vests in two equal annual installments beginning on February 17, 2001.
(6)   The stock option vests in two equal annual installments beginning on February 16, 2002.
(7)   The stock option vests in two equal annual installments beginning on May 17, 2002.
(8)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(9)   The stock option vests in two equal annual installments beginning on February 20, 2004.

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